BioRestorative Therapies, Inc.
555 Heritage Drive, Suite 121
Jupiter, Florida 33458

August 25, 2011

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:          BioRestorative Therapies, Inc. (formerly Stem Cell Assurance, Inc.)
Amendment No. 1 to Form 10 Registration Statement
Filed July 11, 2011
File No. 000-54402

Ladies and Gentlemen:

Please be advised that Amendment No. 2 to the above referenced Form 10 Registration Statement will be filed with the Commission on or before September 6, 2011.

Very truly yours,

/s/ Mark Weinreb

Mark Weinreb
Chief Executive Officer